Standard Diversified Inc.
155 Mineola Boulevard
Mineola, NY 11501

July 16, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Standard Diversified Inc.
Registration Statement on Form S-3 (No. 333-226165)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-226165) filed with the Securities and Exchange Commission by Standard Diversified Inc. (the “Registrant”) on July 13, 2018. Pursuant to Rule 473 of the Securities Act of 1933 (the “Act”), as amended, the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement immediately following the calculation of the registration fee:

“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions regarding this request, please contact our Secretary and General Counsel, Bradford A. Tobin, at (212) 922-3752, or our outside counsel, Justin W. Chairman of Morgan, Lewis & Bockius LLP, at (215) 963-5061. Thank you for your attention to this matter.

Sincerely,

STANDARD DIVERSIFIED INC.

By:	/s/ Ian Estus
Ian Estus
President and Chief Executive Officer

cc:	Justin W. Chairman, Esquire (via e-mail)